
March 27, 2024

Shoshana Shendelman, Ph.D.
President and Chief Executive Officer
Applied Therapeutics, Inc.
545 Fifth Avenue, Suite 1400
New York, NY 10017

> **Re: Applied Therapeutics, Inc.**
> **Registration Statement on Form S-3**
> **Filed March 22, 2024**
> **File No. 333-278182**

Dear Shoshana Shendelman:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Tim Buchmiller at 202-551-3635 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Michael J. Schwartz, Esq.